PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                (Dollars in thousands, except per share amounts)

                           Three months ended          Nine months ended
                                July 31,                   July 31,
                           1999          1998          1999          1998
                                    (As Restated)               (As Restated)
Net sales                $199,988      $218,631      $572,563      $579,597
Other income:
    Gain on timber and
     timberland sales       5,195        10,934        12,983        17,103
    Interest and other      3,622           974         9,460         5,800
                          208,805       230,539       595,006       602,500

Costs and expenses
 (including depreciation
 of $28,857 in 1999 and
 $28,361 in 1998):
    Cost of products sold 163,826       180,249       471,906       472,058
    Selling, general and
     administrative        26,563        24,248        80,613        65,844
    Restructuring charge       --        27,461            --        27,461
    Interest                4,157         4,478        11,860         7,909
                          194,546       236,436       564,379       573,272

Income (loss) before
 income taxes and
 equity in earnings
 of affiliates             14,259        (5,897)       30,627        29,228
Income taxes                5,702        (1,430)       12,251        11,487

Income (loss) before
 equity in earnings of
 affiliates                 8,557        (4,467)       18,376        17,741
Equity in earnings of
 affiliates                 2,349           760         7,072         3,346

Net income (loss)        $ 10,906      $ (3,707)     $ 25,448      $ 21,087

Basic and diluted
 earnings per share:
Class A Common Stock     $   0.38      $  (0.13)     $   0.88      $   0.73
Class B Common Stock     $   0.57      $  (0.19)     $   1.32      $   1.09

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                         CONSOLIDATED BALANCE SHEETS
                            (Dollars in thousands)
ASSETS

                                       (Unaudited)
                                         July 31,           October 31,
                                           1999                1998
                                                           (As Restated)
CURRENT ASSETS
    Cash and cash equivalents            $ 25,716            $ 41,329
    Canadian government securities          5,219               6,654
    Trade accounts receivable -
     less allowance of $1,298 for
     doubtful items ($2,918 in 1998)      105,622             113,931
    Inventories                            52,280              64,851
    Deferred tax asset                     13,793              13,355
    Net assets held for sale               11,954               1,760
    Prepaid expenses and other             14,295              16,626
          Total current assets            228,879             258,506

LONG-TERM ASSETS
    Goodwill - less amortization          147,991             123,677
    Investment in affiliates              121,193              49,059
    Other long-term assets                 27,848              27,393
                                          297,032             200,129

PROPERTIES, PLANTS AND EQUIPMENT - at cost
    Timber properties - less depletion      9,074               9,067
    Land                                   12,498              17,170
    Buildings                             124,594             157,501
    Machinery and equipment               490,275             505,236
    Capital projects in progress           36,430              17,045
    Accumulated depreciation             (275,217)           (286,234)
                                          397,654             419,785

                                         $923,565            $878,420

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                     $ 63,525            $ 45,361
    Accrued payrolls and employee
     benefits                               7,391               9,859
    Restructuring reserves                 15,253              32,411
    Other current liabilities              17,629              10,604
          Total current liabilities       103,798              98,235

LONG-TERM LIABILITIES
    Long-term obligations                 268,000             235,000
    Deferred tax liability                 38,057              42,299
    Postretirement benefit liability       19,824              25,554
    Other long-term liabilities            20,233              17,230
          Total long-term liabilities     346,114             320,083

SHAREHOLDERS' EQUITY (Note 2)
  Capital stock, without par value          9,936               9,936
      Class A Common Stock:
        Authorized 32,000,000 shares;
          issued 21,140,960 shares;
          outstanding 10,814,472 shares
          (10,909,672 in 1998)
      Class B Common Stock:
        Authorized and issued 17,280,000
          shares;
          outstanding 11,998,793 shares
          (12,001,793 in 1998)
  Treasury stock, at cost                 (44,448)            (41,858)
      Class A Common Stock: 10,326,488
        shares (10,231,288 in 1998)
      Class B Common Stock:  5,281,207
        shares (5,278,207 in 1998)
  Retained earnings                       515,232             500,068
  Cumulative translation adjustment        (7,067)             (8,044)
                                          473,653             460,102

                                         $923,565            $878,420

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                             (Dollars in thousands)
   For the nine months ended July 31,      1999                 1998
                                                           (As Restated)
Cash flows from operating activities:
    Net income                            $ 25,448           $ 21,087
    Adjustments to reconcile net
     income to net cash provided
     by operating activities:
        Depreciation, depletion
         and amortization                   32,794             31,283
        Equity in earnings of affiliates    (7,072)            (3,346)
        Deferred income taxes               (2,607)             7,478
        Other - net                          3,681             (8,517)
        Changes in current assets and
         liabilities, net of effects
         from acquisitions and
         dispositions                       15,905             17,700

    Net cash provided by operating
     activities                             68,149             65,685

Cash flows from investing activities:
    Acquisitions and dispositions,
     net of cash                           (71,811)          (188,174)
    Disposals of investments in Canadian
     government securities                   1,435                576
    Purchases of properties, plants
     and equipment                         (32,260)           (25,911)

    Net cash used by investing activities (102,636)          (213,509)

Cash flows from financing activities:
    Proceeds on long-term debt              54,500            271,000
    Payments on long-term debt             (23,528)           (62,815)
    Dividends paid                         (10,284)           (10,287)
    Other - net                             (2,590)               183

    Net cash provided by financing
     activities                             18,098            198,081

Foreign currency translation adjustment        776             (4,534)

Net (decrease) increase in cash and cash
 equivalents                               (15,613)            45,723
Cash and cash equivalents at beginning of
 period                                     41,329             17,719
Cash and cash equivalents at end of
 period                                   $ 25,716           $ 63,442

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JULY 31, 1999


NOTE 1 -- BASIS OF PRESENTATION

The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of July 31, 1999 and October 31, 1998, the consolidated statements of operations for the three-month and nine-month periods ended July 31, 1999 and 1998, and the consolidated statements of cash flows for the nine-month periods ended July 31, 1999 and 1998. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported on the financial statements and accompanying notes. Actual amounts could differ from those estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in the most recent Annual Report on Form 10-K of Greif Bros. Corporation and its subsidiaries (collectively, the "Company").

Certain prior period amounts have been reclassified to conform to the 1999 presentation.


NOTE 2 -- CAPITAL STOCK AND RETAINED EARNINGS

Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1 1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.


NOTE 3 -- DIVIDENDS PER SHARE

The following dividends per share were paid during the period indicated:

                                         Three Months            Nine Months
                                        Ended July 31,          Ended July 31,
                                        1999      1998          1999      1998
Class A Common Stock                    $0.12     $0.12         $0.36     $0.36
Class B Common Stock                    $0.18     $0.18         $0.53     $0.53


NOTE 4 -- CALCULATION OF EARNINGS PER SHARE

The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

                                                    Three Months
                                                   Ended July 31,
                                              1999                1998
Class A Common Stock:
  Shares used to calculate basic
   earnings per share                         10,852,101          10,906,582
  Assumed conversion of stock options              2,535              70,884
  Shares used to calculate diluted
   earnings per share                         10,854,636          10,977,466

Class B Common Stock:
  Shares used to calculate basic and
   diluted earnings per share                 11,998,793          12,001,793

There are 633,089 options that are antidilutive for 1999 (zero for 1998).


NOTE 5 -- INVENTORIES

Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.


NOTE 6 -- ACQUISITIONS

CorrChoice Joint Venture:

On November 1, 1998, the Company entered into a Joint Venture
Agreement with RDJ Holdings Inc. ("RDJ") and a minority shareholder of a subsidiary of Ohio Packaging Corporation (the "Minority Shareholder") to form CorrChoice, Inc. ("CorrChoice"). Pursuant to the terms of the Joint Venture Agreement, the Company contributed all of its stock of Michigan Packaging Company ("Michigan Packaging") and Ohio Packaging Corporation ("Ohio Packaging") in exchange for a 63.24% ownership interest in CorrChoice and RDJ and the Minority Shareholder contributed all of their stock of Ohio Packaging and its subsidiaries in exchange for a 36.76% ownership interest in CorrChoice. The contribution of the Michigan Packaging stock and the Ohio Packaging stock was recorded by the Company at book value with no gain or loss recognized in accordance with Emerging Issues Task Force ("EITF") No. 86-29, "Nonmonetary
Transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value." The ownership percentages of the Company and the other shareholders in CorrChoice were determined by an appraisal of Michigan Packaging and Ohio Packaging performed by an independent third party.

In connection with the closing of the joint venture transaction, the Company and RDJ entered into a voting agreement which enables the Company and RDJ to be equally represented on CorrChoice's Board of Directors. As such, the Company does not control CorrChoice. Therefore, in accordance with generally accepted accounting principles, the Company has recorded its investment in CorrChoice using the equity method of accounting.

At July 31, 1999, the unaudited financial position of CorrChoice included total assets of $223.1 million and total liabilities of $39.8 million. For the nine months ended July 31, 1999, the unaudited results of operations for CorrChoice included net sales of $165.6 million and net income of $13.1 million.

Prior to the formation of the joint venture, the Company accounted for its investment in Ohio Packaging's non-voting stock under the cost method of accounting since it had no significant influence over the operations of Ohio Packaging. However, as a result of the Company's interest in the joint venture effective November 1, 1998, the Company is required to retroactively adjust the financial statements of prior years using the equity method of accounting. The prior year adjustment was a $3,346,000 (or $0.12 per share for the Class A Common Stock and $0.17 per share for the Class B Common Stock) increase to net income during the first nine months of 1998. As a result of the cumulative adjustments, the Company's investment in Ohio Packaging was $49,059,000 and shareholders' equity increased by $43,170,000 as of October 31, 1998.

Intermediate Bulk Containers ("IBC") Acquisition:

On January 11, 1999, the Company purchased the assets of the IBC business from Sonoco Products Company ("Sonoco") for $38,013,000 in cash. In addition, the Company paid $234,000 in legal and professional fees related to the acquisition. Prior to the acquisition date, and subsequent to March 30, 1998, the Company marketed and sold IBCs under a distributorship agreement with Sonoco.

The acquisition of the IBC business has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the tangible assets acquired and liabilities assumed were $15,677,000 and $1,234,000, respectively. The excess of the purchase price over the fair values of the net assets acquired of $23,804,000 has been recorded as goodwill. The goodwill is being amortized on a straight-line basis over twenty-five years based on careful consideration regarding the age of the acquired business, its customers and the risk of obsolescence of its products.

Great Lakes Acquisition:

On April 5, 1999, the Company purchased the common stock of Great
Lakes Corrugated Corp. ("Great Lakes") and Trend Pak, Inc. ("Trend Pak") from its shareholders for $20,813,000 in cash. In addition, the Company paid $107,000 in legal and professional fees related to the acquisition.

The acquisition of Great Lakes and Trend Pak have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the tangible assets acquired and liabilities assumed were $14,770,000 and $5,766,000, respectively. The excess of the purchase price over the fair values of the net assets acquired of $11,916,000 has been recorded as goodwill. The goodwill is being amortized on a straight-line basis over fifteen years based on careful consideration regarding the age of the acquired business, its customers and the risk of obsolescence of its products.

Abzac-Greif Investment:

During June 1999, Greif Containers Inc., a wholly owned Canadian subsidiary of the Company, exchanged its spiral core manufacturing assets with Abzac S.A., a privately held company in France, for a 49% equity interest in Abzac's fibre drum business (which will be known as "Abzac-Greif"). The effective date of the transaction was January 1, 1999. The investment in Abzac-Greif of $2.0 million has been recorded using the equity method of accounting.

Industrial Containers Business of Sonoco:

As previously reported, on March 30, 1998, the Company acquired the industrial containers business of Sonoco. The allocation of the purchase price for this acquisition was finalized during the third quarter of fiscal 1999 when a matter related to the termination of certain postretirement benefits was resolved. As a result, goodwill and the postretirement benefit liability were both reduced in the amount of $5,729,000.

Pro Forma Information:

	The following pro forma (unaudited) information assumes the joint venture of CorrChoice, the acquisition of the IBC business, the acquisition of Great Lakes and Trend Pak, the investment in Abzac-Greif and the previously reported acquisition of the industrial containers business of Sonoco (acquired from Sonoco on March 30, 1998) had occurred on November 1, 1997 (Dollars in thousands, except per share amounts):

                                                Nine Months
                                               Ended July 31,
                                          1999                1998
Net sales                                 $581,713            $599,683
Net income                                $ 24,314            $ 20,701

Basic and diluted earnings per share:
Class A Common Stock                      $   0.85            $   0.72
Class B Common Stock                      $   1.26            $   1.07

The above amounts reflect adjustments for the contribution of Michigan Packaging to the CorrChoice joint venture and recognition of the Company's equity interest in CorrChoice. In addition, the amounts reflect the contribution of the spiral core assets and the recognition of the equity interest in Abzac-Greif by the Company's Canadian operation. Further, the amounts reflect adjustments for interest expense related to the debt issued for the purchases, amortization of goodwill and depreciation expense on the revalued property, plant and equipment resulting from the acquisition of the industrial containers business and IBC business from Sonoco and the acquisition of Great Lakes and Trend Pak.

The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transactions occurred on November 1, 1997, nor are they necessarily indicative of future results.


NOTE 7 -- PRIOR YEAR RESTRUCTURING CHARGE

During the third quarter of fiscal 1998, the Company approved a plan to consolidate some of its locations in order to improve operating efficiencies and capabilities. The plan was the result of a study to determine whether certain locations, either existing or newly acquired, should be closed and the sales and manufacturing volume associated with such plants relocated to a different facility. Eighteen existing fibre drum, steel drum and corrugated container plants were identified to be closed. The plants are located in Alabama, Georgia, Illinois, Kansas, Maryland, Massachusetts, Missouri, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee and Texas. As a result, the Company recognized a pretax restructuring charge of approximately $27.5 million, consisting of $20.9 million in employee separation costs (approximately 500 employees) and $6.6 million in other costs. The $6.6 million in other costs includes $2.5 million for the impairment of long-lived assets resulting from the decision to exit or close the facilities and other exit costs expected to be incurred after the operations have ceased to maintain the facilities ($1.9 million) and remove the equipment ($2.2 million).
The plant closures have been announced and have either been completed or will be near completion during fiscal 1999 except for three plants expected to be announced and closed during fiscal 2000. The Company has sold or is planning to sell its seventeen owned facilities. The lease will be terminated on the remaining plant.

In addition, in connection with the consolidation plan, five locations purchased as part of the industrial containers business of Sonoco were identified to be closed. The locations are located in California, Georgia, Missouri and New Jersey. The plan to close or consolidate these locations was being formulated at the date of acquisition. Accordingly, the Company recognized a $9.5 million restructuring liability in its purchase price allocation related to these locations during the second quarter of fiscal 1998. This liability was accounted for under EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The liability consisted of $6.1 million in employee separation costs
(approximately 100 employees), $1.2 million in lease termination costs and $2.2 million in other exit costs. The $2.2 million in other exit costs includes amounts expected to be incurred after operations have ceased to maintain the facilities ($1.0 million), remove the equipment ($0.5 million) and other closing costs ($0.7 million). The Company has sold or is planning to sell three of these locations. The leases will be terminated on the remaining two locations.

The amounts charged against the restructuring reserves during fiscal 1999 are as follows (Dollars in thousands):

                                          Balance                      Balance
                                        at 10/31/98    Activity       at 7/31/99
Cash charges:
  Employee separation costs             $23,457       $(12,687)       $10,770
  Lease termination costs                 1,183             --          1,183
Cash and non-cash charges:
  Impairment of long-lived assets
    and other exit costs *                7,771          (4,471)        3,300

                                        $32,411        $(17,158)      $15,253

* The plant closings / relocations were the result of having duplicate facilities. The impairment of long-lived assets resulted from the write-down of the plant and equipment to its fair value due to the significant reduction in the remaining lives of the assets. Initially, the assets are classified as for use. However, as the operations cease, the major assets have been relocated or disposed of and there is an active program to find a buyer for the building and land, then the assets are reclassified as held for sale and depreciation is suspended. The other exit costs include the expeceted costs to be incurred after the operations have ceased to maintain the facilities, remove the equipment and other closing costs.

During the quarter and nine month period ended July 31, 1999, 60 and 239 employees, respectively, were terminated in accordance with the restructuring plans. As of July 31, 1999, there were a total of 351 employees that had been terminated and provided severance benefits.


NOTE 8 -- NET ASSETS HELD FOR SALE

Net assets held for sale represent land, buildings and land improvements less accumulated depreciation for locations that have been closed. As of July 31, 1999, there were fourteen locations held for sale, the majority of which were the result of the fiscal 1998 restructuring plan. The net assets held for sale have been listed for sale, and it is the Company's intention to complete the sales within the next year.


NOTE 9 -- RECENT ACCOUNTING STANDARDS

During 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

SFAS No. 130, which is effective in 1999 for the Company, requires companies to present comprehensive income in its financial statements. Comprehensive income is comprised of net income and other charges and credits to equity that are not the result of transactions with the owners. Currently, the only item in addition to net income that would be included in comprehensive income is the cumulative translation adjustment. Comprehensive income is $26,425,000 and $15,947,000 for the nine-month periods ended July 31, 1999 and 1998, respectively.

SFAS No. 131, which is effective in 1999 for the Company, requires that reporting segments be redefined in terms of a company's operating segments. The impact on the presentation of the Company's segments is not expected to be significant.

In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits - an amendment to FASB Statements No. 87, No. 88 and No. 106", which is effective in 1999 for the Company. The statement requires the Company to revise disclosures about pension and other postretirement benefit plans. SFAS No. 132 will not affect the Company's results of operations, however, the impact on the presentation of the Company's Notes to Consolidated Financial Statements has not been determined.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective in 2001 for the Company. The statement requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has not determined what impact SFAS No. 133 will have on the Consolidated Financial Statements.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month and nine-month periods ended July 31, 1999 and 1998.

Third Quarter Results

Net sales decreased $18.6 million or 8.5% during the current quarter compared to the same quarter last year.

The Industrial Shipping Containers segment had a decrease in net sales of $8.1 million due primarily to a decline in general market conditions during the third quarter of fiscal 1999 as compared to the third quarter of fiscal 1998. In addition, some sales volume was lost as a result of plant closings and consolidation efforts.

The Containerboard and Corrugated Products segment had a decrease in net sales of $10.5 million due primarily to the change in the method of reporting sales related to Michigan Packaging. The stock of Michigan Packaging was contributed to the CorrChoice joint venture on November 1, 1998.
CorrChoice is accounted for using the equity method of accounting (see
Note 6 to Item 1 of this Form 10-Q). Accordingly, in the current period the net sales related to Michigan Packaging have not been included in the Consolidated Financial Statements. In the prior period, Michigan Packaging had net sales of $21.8 million. This amount was partially offset by the inclusion of $7.3 million in net sales related to the Great Lakes and Trend
Pak acquisitions during April 1999.

Other income decreased $3.1 million due primarily to a reduction in sales of timberland properties as compared to the third quarter of fiscal 1998. Gain on timber sales for the third quarter of fiscal 1999 exceeded the same period in 1998. The reduction in gain on timber and timberland properties has been partially offset by an increase in gains on the sale of certain facilities during the third quarter of fiscal 1999.

The cost of products sold as a percentage of sales decreased from 82.4% last period to 81.9% this period. This decrease is primarily the result of the formation of CorrChoice since the Michigan Packaging results, which are no longer included in the Consolidated Financial Statements, had a higher than average cost of products sold.

The increase of $2.3 million in selling, general and administrative expense is due to certain increased expenses in support of Company initiatives. In addition, contributing to the higher costs was $0.9 million of Year 2000 remediation expense.

During the third quarter of fiscal 1998, the Company recognized a restructuring charge of $27.5 million in connection with the closing of eighteen of the Company's plants (see Note 7 to Item 1 of this Form 10-Q).

The decrease in interest expense is due to a lower average interest rate on the Company's debt in the current quarter as compared to the same quarter in the prior year. The decrease is partially offset by the higher average debt balance of $268.6 million during the third quarter of 1999 as compared to $264.7 million during the third quarter of 1998.

In the current quarter, the equity in earnings of affiliates represents the Company's share of CorrChoice's net income ($2.3 million) and Abzac-Greif's net income ($0.1 million). Due to a restatement of prior periods, the amount during the third quarter of 1998 represents the Company's share of Ohio Packaging's net income. Ohio Packaging and Michigan Packaging were combined to form the CorrChoice joint venture during the first quarter of 1999. Therefore, the amounts reflected in the periods presented are not comparable due to the different entities and ownership interests of the Company (see Note 6 to Item 1 of this Form 10-Q).

Year-To-Date Results

Net sales decreased $7.0 million or 1.2% during the nine months ended July 31, 1999 compared to the same period last year.

The Industrial Shipping Containers segment had an increase in net sales of $50.2 million due primarily to the inclusion of nine months of net sales versus four months of net sales related to the industrial containers business acquired from Sonoco on March 30, 1998. The increase was partially offset by a decline in general market conditions and lost sales volume due to plant closings and consolidation efforts.

The Containerboard and Corrugated Products segment had a decrease in net sales of $57.2 million due primarily to the exclusion of net sales related to Michigan Packaging in the current period as a result of the previously discussed formation of CorrChoice. In the prior period, Michigan Packaging had net sales of $80.9 million. In addition, there was a $16.3 million decline in net sales for the paper mills caused by lower average paper prices in the containerboard market. These amounts were partially offset by the inclusion of $9.6 million in net sales related to the Great Lakes and Trend Pak acquisitions as well as net sales from the Company's paper mills to CorrChoice.

Other income decreased $0.5 million due primarily to a reduction in sales of timberland properties as compared to fiscal 1998. The amount has been partially offset by an increase in gains on the sale of certain facilities and timber sales.

The cost of products sold as a percentage of net sales increased from 81.4% last period to 82.4% this period. The increase is primarily the result of lower sales prices of the Containerboard and Corrugated Products segment without a corresponding decrease in the cost of products sold.

The increase of $14.8 million in selling, general and administrative expense includes additional selling, general and administrative expenses related to the industrial containers business acquired from Sonoco on March 30, 1998 as well as certain increased expenses in support of Company initiatives. In addition, contributing to higher costs were $1.8 million of additional amortization expense related to the recent acquisitions, a $0.7 million commitment fee related to the Company's revolving credit facility and $2.8 million of Year 2000 remediation expense.

During the third quarter of fiscal 1998, the Company recognized a restructuring charge of $27.5 million in connection with the closing of eighteen of the Company's plants (see Note 7 to Item 1 of this Form 10-Q).

The increase in interest expense is due to the higher average debt balance of $252.9 million during the first nine months of 1999 as compared to $160.8 million during the first nine months of 1998. The higher level of debt is a result of funds borrowed for the acquisition of the industrial containers business and the IBC business from Sonoco on March 30, 1998 and January 11, 1999, respectively. In addition, the purchase of Great Lakes and Trend Pak on April 5, 1999 increased the Company's outstanding debt. The increase is partially offset by a lower average interest rate on the Company's debt in the current period as compared to the same period in the prior year.

In the current period, the equity in earnings of affiliate represents the Company's share of CorrChoice's net income ($7.0 million) and Abzac-Greif's net income ($0.1 million). Due to a restatement of prior periods, the amount during the first half of 1998 represents the Company's share of Ohio Packaging's net income. Ohio Packaging and Michigan Packaging were combined into the CorrChoice joint venture on November 1, 1998. Therefore, the amounts reflected in the periods presented are not comparable due to the different entities and ownership interests of the Company (see Note 6 to Item 1 of this Form 10-Q).

LIQUIDITY AND CAPITAL RESOURCES

As reflected by the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1998 Annual Report, the Company is dedicated to preserving a strong financial position. It is the Company's belief that this dedication is extremely important during all economic times.

The current ratio of 2.2:1 as of July 31, 1999 is an indication of the Company's continued dedication to maintaining strong liquidity.

Capital expenditures were $32.3 million during the nine months ended July 31, 1999. These capital expenditures were principally needed to replace and improve equipment.

On November 1, 1998, the Company entered into a Joint Venture
Agreement to form CorrChoice (see Note 6 to Item 1 of this Form 10-Q). The Company was not required to commit any additional capital resources to fund the joint venture. The joint venture is expected to be self-supporting.

On January 11, 1999, the Company acquired the IBC business from Sonoco for approximately $38 million in cash borrowed against the Company's revolving credit facility (see Note 6 to Item 1 of this Form 10-Q). The IBC business includes one location in Lavonia, Georgia.

On April 5, 1999, the Company acquired Great Lakes and Trend Pak for approximately $21 million in cash borrowed against the Company's revolving credit facility (see Note 6 to Item 1 of this Form 10-Q). Great Lakes manufactures corrugated containers in Toledo, Ohio. Trend Pak adds foam and other packaging materials to corrugated containers manufactured by Great Lakes.

In June 1999, a wholly owned Canadian subsidiary of the Company exchanged its spiral core manufacturing assets in exchange for a 49% interest in Abzac's fibre drum business (which is known as "Abzac-Greif") (see Note 6 to Item 1 of this Form 10-Q). Abzac-Greif has operations in Abzac, Lyon, and Anvin France and markets and sells fibre drums in Belgium as well as France.

The decrease in accounts receivable, inventories and fixed assets are due primarily to the contribution of Michigan Packaging to the CorrChoice joint venture during the first quarter of 1999. These reductions were partially offset by additional amounts from the IBC business, Great Lakes and Trend Pak acquisitions during fiscal 1999.

The increase in net assets held for sale is due primarily to locations closed as a result of the fiscal 1998 restructuring plan.

The amount of goodwill increased as a result of the IBC acquisition on January 11, 1999 and the Great Lakes and Trend Pak acquisitions on April 5, 1999. During the third quarter of fiscal 1999, the Company finalized its purchase price allocation with respect to the acquisition of the industrial containers business of Sonoco. The goodwill and postretirement benefit liability has been reduced in the amount of $5.7 million resulting from the termination of certain postretirement benefits that had been assumed as part of the acquisition. In addition, goodwill amortization has reduced this balance.

The investment in affiliate balance represents the Company's investment in the CorrChoice joint venture and the Abzac-Greif investment based upon the equity method of accounting.

During 1997, the Company embarked on a program to implement a management information system. The purpose of the management information system is to focus on using information technology to link operations in order to become a low cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the new management information system. As of July 31, 1999, the Company has spent approximately $20 million towards the project.

In addition to the management information system, as described above, the Company has approved future purchases of approximately $50 million. These purchases are primarily to replace and improve properties, plants and equipment.

See "Year 2000 Matters" for a discussion of costs related to becoming Year 2000 compliant.

Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures and potential acquisitions in a like manner and believes that it will have adequate funds available for its planned expenditures and potential acquisitions.

YEAR 2000 MATTERS

Historically, certain information technology ("IT") systems of the Company have used two digits rather than four digits to define that applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. IT systems include computer software and hardware in the mainframe, midrange and desktop environments as well as telecommunications. Additionally, the impact of the problem extends to non-IT systems, such as automated plant systems and instrumentation. The Year 2000 issues could potentially result in major failures or misclassifications.

The Company has developed a compliance plan, which includes the formation of a steering committee and a timetable for identifying, evaluating, resolving and testing its Year 2000 issues. The steering committee includes members of the Company's senior management and internal audit department to ensure that the issues are being adequately addressed and completed in a timely manner.

The timetable provides for the Company's completion of its remediation of any Year 2000 issues by the end of calendar 1999. However, the majority of its remediation efforts have already been completed. The Company has completed the inventory stage of its IT and non-IT systems and has identified its key business partners, suppliers and customers. In addition, the Company is 100% complete with the assessment stage related to its critical IT systems and critical non-IT systems. Furthermore, the Company is continuing to determine the extent to which the systems of third parties with whom the Company has significant relationships may be vulnerable to Year 2000 issues and what impact, if any, these Year 2000 issues may have on the Company.

The Company maintains IT systems to handle a variety of administrative and financial applications. The Company has completed its assessment, remediation or replacement, and testing of 82% of the Company's critical IT systems. The remediation or replacement, and testing of the remaining IT systems will be complete by the end of fiscal 1999.

For non-IT systems, 100% of the critical machinery and equipment has been assessed, remediated or replaced, tested and deemed Year 2000 compliant. For non-critical non-IT systems, assessment, remediation or replacement, and testing will be completed by the end of fiscal 1999.

The Company relies on third party suppliers for certain raw materials, utilities and other key services. Under the compliance plan, the Company has initiated efforts to reduce risks of disruption in its operations by sending surveys to all of the Company's key suppliers. The Company has received approximately 80% of the responses to these inquiries. Due to the nature of the Company's operations and numerous suppliers, the Company does not believe that any significant disruptions will occur in its operations. However, contingency plans are in the process of being developed to address issues related to the Company's third party suppliers not being Year 2000 compliant.

Year 2000 interruptions on customers' operations could potentially result in reduced sales, increased inventory or receivable levels and reduction in cash flows. However, the Company believes that its customer base is broad enough to minimize the effect of such occurrences. Nevertheless, surveys have been sent to all of the key customers of the Company regarding their Year 2000 compliance and contingency plans are in the process of being developed to address issues related to the Company's customers being Year 2000 compliant.

While it is difficult, at present, to fully quantify the overall cost of this work, the Company currently estimates its total spending for Year 2000 remediation efforts to be up to $10 million. This amount has been primarily expended during fiscal 1999. Internal and external costs for system maintenance and modification are expensed as incurred while spending for new hardware, software or equipment will be capitalized and depreciated over the assets' useful lives. The Company 's Year 2000 expenditures are being funded out of its cash flows from operations. As of July 31, 1999, approximately $7.5 million has been spent related to this effort.

The Company anticipates timely completion of its Year 2000 compliance plan. If the Company does not become Year 2000 compliant on a timely basis, there could be adverse financial and operational effects on the Company. The Company believes that, due to the nature of its machinery and equipment at the majority of its operations, it will be able to accept orders, schedule its plants, manufacture its product and ship to its customers. The exception is the Company's paper mills, which utilize a significant number of IT and non-IT systems impacted by the Year 2000 issue to perform these functions. However, all of the Year 2000 issues at the paper mills are on schedule to be completely remediated by the end of fiscal 1999.

The Year 2000 steering committee is continuously reviewing the status of the Company's remediation efforts and, as a necessary part of the compliance plan discussed above, a viable contingency plan will be implemented by the end of fiscal 1999. The plan addresses alternative solutions to the Company's various Year 2000 issues.

RECENT ACCOUNTING STANDARDS

For recent accounting standards, see Note 9 to the Consolidated Financial Statements.

          SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
                                REFORM ACT OF 1995

Some of the information in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, the Company's ability to achieve Year 2000 compliance, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberlands. These and other risks and uncertainties that could materially effect the financial results of the Company are further discussed in the Company's Annual Report on Form 10-K for the year ended October 31, 1998.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

There is no change in the quantitative and qualitative disclosures about the Company's market risk from the disclosures contained in the Company's Annual Report on Form 10-K for the year ended October 31, 1998